Exhibit 99.1

Can-Fite’s CF102 Approved for Compassionate Use in Israel for Liver Cancer Patient

Patient was previously enrolled in Can-Fite’s Phase I/II liver cancer study and has survived for about 5-years using the Company’s cancer drug; The global liver cancer drug market is expected to exceed $2 billion by 2015

PETACH TIKVA, Israel, July 10, 2014 -- Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE:CFBI), a biotechnology company with a pipeline of proprietary small molecule drugs that address inflammatory and cancer diseases, announced today that the Israeli Ministry of Health (MOH) has approved the use of its drug CF102 for a patient with hepatocellular carcinoma, the most common form of liver cancer, under the country’s Compassionate Use Program. The program allows doctor-initiated single-patient access to investigational treatments for innovative or investigational products not yet registered in any country worldwide.  Can-Fite has also previously received Orphan Drug Designation from the U.S. Food and Drug Administration for CF102 in the treatment of advanced hepatocellular carcinoma.

This patient was previously enrolled in Can-Fite’s Phase I/II dose escalating liver cancer study in Israel and has been successfully treated with CF102 for about 5 years. Data from the completed Phase I/II study demonstrated a very favorable safety profile, lack of hepatotoxicity, stabilization of the disease in 22% of patients, prolonged survival time as compared to placebo and regression of skin tumor metastases.

Based on these encouraging results, Can-Fite has begun a global Phase II trial for CF102 as a second-line treatment of advanced hepatocellular carcinoma (HCC) with Child-Pugh Class B cirrhosis in patients who have failed Nexavar (sorafenib) which is the only FDA approved drug for the treatment of hepatocellular carcinoma. The Phase II study will be conducted in the U.S., Europe, and Israel with 78 subjects who will be dosed with CF102.  The study protocol has been approved in Israel and the U.S., and approval is expected from the Europe Union.

According to Global Industry Analysts, the global liver cancer drug market is expected to exceed $2 billion by 2015.

“We are so pleased the Ministry of Health has granted continued use of CF102 under the Compassionate Use Program for this patient who appears to have benefitted greatly from our drug. Prior to enrolling in our Phase I/II study, the patient had undergone all other approved treatments and they had failed to halt the progression of the disease. We are told by his doctor that he is in strong and stable health and we wish him continued wellbeing,” stated Can-Fite CEO Dr. Pnina Fishman.  “We believe that the very favorable safety data from our Phase I/II trial may have been a key factor in the MOH’s decision to approve CF102 for compassionate use.”

About CF102

CF102 is a small orally bioavailable drug which binds with high affinity and selectivity to the A3 adenosine receptor. The latter is highly expressed in tumor cells whereas low expression is found in normal cells. This differential effect accounts for the excellent safety profile of the drug. In our pre-clinical and clinical studies, CF102 induces a robust anti-tumor effect via de-regulation of the Wnt signaling pathway, resulting in apoptosis of liver cancer cells.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE: CFBI) is an advanced clinical stage drug development company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer and inflammatory diseases. The Company’s CF101 is in Phase II/III trials for the treatment of psoriasis and the Company is preparing for a Phase III CF101 trial for rheumatoid arthritis. Can-Fite’s liver cancer drug CF102 is commencing Phase II trials and has been granted Orphan Drug Designation by the U.S. Food and Drug Administration. CF102 has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. These drugs have an excellent safety profile with experience in over 1,200 patients in clinical studies to date. For more information please visit: www.can-fite.com

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite's expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as "believe," "expect," "intend," "plan," "may," "should" or "anticipate" or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of Can-Fite's authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite's actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite's actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in Can-Fite's filings with the SEC and in its periodic filings with the TASE.  In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control.  Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114